Exhibit 99.2

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

____________________________________________

April 2, 2007

This management discussion and analysis is made as of April 2, 2007, and should be read in conjunction with the consolidated financial statements of Gammon Lake Resources Inc. (''the Company'') for the year ended December 31, 2006 and the management discussion and analysis and audited financial statements as at and for the five months ended December 31, 2005 and the year ended July 31, 2005, including all accompanying notes to the financial statements. In 2005, the Company changed its year-end from July 31 to December 31 to make the reporting period of the Company consistent with other emerging precious metal producing issuers, and is reporting results for the year ended December 31, 2006.  Unless otherwise stated, gold equivalent ounces are calculated using the ratio of 50:1.  The term ''Feasibility Study'' is used to define the Kappes, Cassidy and Associates feasibility study published in November, 2004.  Results are presented in Canadian dollars, unless otherwise stated. Statements are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document.

The Company is a growth-oriented public gold and silver production and exploration company listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS). The Company completed construction of its Ocampo mine, and announced commercial production in January, 2007.  The Company was producing during the construction and commissioning period in 2006.  2007 is the Company's first full year of commercial production.  The Company expects to produce 400,000 gold equivalent ounces, comprised of 200,000 ounces of gold and 10,000,000 ounces of silver, and expects to realize a cash cost below US$200 per gold equivalent ounce in 2007.  The results of operations for 2006 will differ from previous years as the Company realizes revenue from its operations, and is now a mid-tier producer.  The results of operations for 2005 reflect the Company's exploration and development activities at the Ocampo Project, and therefore the financial results show no current sources of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital and long-term debt.

2006 Highlights

-

Records cash cost of US$293 per gold equivalent ounce for Ocampo in fourth quarter 2006.  Company reports cash cost of US$318 per gold equivalent ounce for the three months ended December 31, 2006 and US$355 for the year ended December 31, 2006

-

Records cash flow from operations of $6,871,156 in fourth quarter 2006

-

Records revenues of $73 million in 2006

-

Gold sales of 67,477 gold ounces, and 1,888,324 silver ounces (105,243 gold equivalent ounces)

-

Gammon Lake announces first gold-silver pour from the Mill facility at Ocampo Gold-Silver Project, September, 2006

-

Gammon Lake Resources Inc. and Mexgold Resources Inc. obtain final court approval for the proposed business combination, August, 2006

-

Gammon Lake announces first gold-silver pour at Ocampo Gold-Silver Project, February 2006

-

Gammon Lake announces Open Pit mining and commencement of heap leach operations at Ocampo Gold-Silver Project, January, 2006

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company's associated documents including its Annual Information Form at www.sedar.com or on the Company's website at www.gammonlake.com

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

____________________________________________

Continued...

Outlook, Vision and Strategy

Gammon's outlook and growth strategy is to increase its production profile and reserve base by:

-

expansion opportunities at Ocampo Open Pit mine, Ocampo Underground mine and El Cubo Underground mine

-

advancing exploration activities at both Ocampo and El Cubo with a commitment to an US$8 million drill program, including 42,000 metres at Ocampo and 30,000 metres at El Cubo in 2007

-

actively pursuing a potential second Underground Mine in Ocampo

During 2006, the Company was focused on completing construction at the Ocampo mine.  With construction substantially complete, the Company is now focused on increasing its production profile from 200,000 gold ounces and 10,000,000 silver ounces in 2007 to 280,000 gold ounces and 15,000,000 silver ounces in 2009 and beyond.

Summary of 2006

Statements in this section are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document.

2006 was a major turning point for the shareholders, management, employees and board of Gammon Lake Resources Inc. The Company was pleased with its accomplishments in 2006, and is now positioned to be a significant mid-tier producer of gold and silver.  The Company commenced construction of the Ocampo mine in early 2005, with the first foundations poured on site in September, 2005.  During late 2005 and through 2006, the Company completed construction of two major processing facilities including its crushing/heap leach circuit and its 1,500 tonne per day mill facility.  During 2006, through its commissioning period, the Ocampo mine sold 51,748 ounces of gold, and 1,302,807 ounces of silver, or 77,804 gold equivalent ounces.  Production from El Cubo for the period August 8, 2006 to December 31, 2006 equaled 15,729 ounces of gold and 585,517 ounces of silver, or 27,439 gold equivalent ounces.  On a consolidated basis, the Company produced 67,477 ounces of gold and 1,888,324 ounces of silver (105,243 gold equivalent ounces) during 2006.  For fiscal 2007, the Company is targeting production of 400,000 gold equivalent ounces (200,000 ounces of gold, and 10,000,000 ounces of silver).

The Company produced its first dore bar from Ocampo on February 1, 2006 from the heap leach facility.  The Company has been mining in the open pit since January, 2006.  During the year, the Company mined 4,272,625 tonnes of ore and 12,954,869 tonnes of waste, for a 3.03:1 strip ratio.  The Company stacked a total of 2,585,603 tonnes of ore on the heap leach pad with an average grade of 0.94 grams per tonne gold, and 38.88 grams per tonne silver.  During the third quarter, the Company experienced some challenges due to the excessive rainfall in the Ocampo region.  The rainfall received in July and August impaired production from the heap leach pad, and impacted the Company's ability to stack at optimal levels.  Throughout the commissioning process, the Company had made modifications to the crushing facility, and processed in excess of 10,000 tonnes of ore per day in the fourth quarter of 2006.  The Company is installing a fourth crusher in the circuit which will increase the capacity from 11,400 tonnes per day to 13,800 tonnes per day, and expects this work to be completed by Q3 2007.  The Company has recovered a total of 51% of the total gold and 26% of the silver placed on the pad to date.  The heap leach pad contains approximately 24,583 recoverable gold ounces and 1,065,798 recoverable silver ounces as at December 31, 2006.

The Company commenced its commissioning process of the mill in August, 2006 with the introduction of low-grade ore.  Commissioning continued through December with the introduction of higher grade ore.  In December, the Company shut down the mill for two weeks in order to make final modifications to the tailings filter plant.  This allowed the mill to achieve its designed capacity of 1,500 tonnes per day.  During 2006, the Company processed 100,753 tonnes through the mill, with weighted average grades of 3.79 grams per tonne gold, and 199.5 grams per tonne silver (7.78 gold equivalent grams per tonne).  During 2006, the mill produced 9,272 ounces of gold, and 415,584 ounces of silver (17,584 gold equivalent ounces).  There were an additional 1,950 ounces of gold and 155,009 ounces of silver in process at December 31, 2006.  The recoveries in the mill have been at feasibility study levels of 96% on gold and 93% on silver.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

____________________________________________

Continued...

On August 8, 2006, the Company acquired all of the issued and outstanding common shares and options of Mexgold Resources Inc. by way of a plan of arrangement under the Business Corporations Act (Ontario).  Under the terms of the transaction, each Mexgold shareholder, option and warrant holder other than Gammon Lake received 0.47 of a Gammon Lake common share in exchange for each Mexgold common share.  Gammon Lake Resources Inc. issued 21,838,033 common shares and will issue up to an aggregate of 5,498,897 common shares to the holders of Mexgold common share and option holders upon exercise, respectively.  Mexgold warrants will be exercisable to acquire up to an aggregate of 186,120 Gammon Lake common shares.  The highlights of the combined company include:

-

a new world-class mid-tier gold-silver Company with a market cap of in excess of $2.15 billion (using December 31, 2006 closing price)

-

Full production is expected to be in excess of 400,000 gold equivalent ounces per annum commencing in 2007 (200,000 ounces of gold and 10,000,000 ounces of silver), free of hedging

-

Expected low cash costs of below US$200 per gold equivalent ounce

-

A large measured and indicated resource of more than 6.0-million gold equivalent ounces (3.5 million ounces of gold and 165-million ounces of silver) and additional inferred resources of more than 9.0-million gold equivalent ounces (4.9-million ounces of gold and 249-million ounces of silver).  Included within measured and indicated resources are proven and probable reserves of more than 5.0-million gold equivalent ounces (2.8 million ounces of gold and 137-million ounces of silver).

-

Low geopolitical risk

-

Attractive land package

The Company's financial statements for the year ended December 31, 2006 incorporate the results of operations from the El Cubo mine from August 8, 2006 to December 31, 2006.  During this period, El Cubo produced a total of 15,729 ounces of gold and 585,517 ounces of silver (27,439 gold equivalent ounces). Production from El-Cubo in August and September was lower than expected due to an extraordinary number of lightning and rain storms.  The El Cubo mine has low voltage transmission lines that lack proper lightning protection and caused frequent losses of power to the beneficiation plant.  During the month of September, the Company committed to a major upgrade of the electrical distribution system.  The Comision Federal de Electricidad (CFE) has since agreed to provide the Company with a new 115kv line with complete lightning protection to eliminate this problem in the future.  The Company also replaced some bearings in the ball mill which caused a production loss during the month of August.  The Company expects production from the El Cubo mine in 2007 to approximate 83,000 gold equivalent ounces comprised of 47,000 ounces of gold and 1,800,000 silver ounces.

The Company secured US$120 million from Scotia Capital and Societe Generale during 2005 and 2006 to assist in the funding of the Ocampo project.  The Company believes it has sufficient funding to finance ongoing working capital requirements through expected operating earnings in 2007.

The Company has been very successful in the past with its exploration programs, and has committed US$8 million to an exploration program for 2007.  The Company believes the Ocampo, El Cubo and Guadalupe y Calvo properties hold positive future exploration potential.

Current gold and silver prices are particularly attractive to the Company given the feasibility study for the Ocampo mine was done at US$400 per gold ounce and US$6.50 per silver ounce.  The Company's average price for sale of gold during the year was US$606.99 per ounce and US$12.18 per ounce of silver for production from the Company.  The Company is entirely unhedged for its future production enabling it to fully participate in higher gold/silver prices.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

____________________________________________

Continued...

Summarized Annual Financial Results

The following selected information has been extracted from the Company's audited consolidated financial statements.

SELECTED ANNUAL	12 months	5 months	12 months
INFORMATION	ended	ended	ended
CDN $ unless otherwise stated	Dec 31, 2006	Dec 31, 2005	July 31, 2005

Revenue from mining operations	$72,824,863	-	-
Production costs excluding amortization
and depletion	$43,017,011	-	-
Gold ounces sold	67,477	-	-
Silver ounces sold	1,888,324	-	-
Average realized gold price – US$	$606.99	-	-
Average realized silver price – US$	$12.18	-	-
Net loss	($28,692,380)	$(11,607,510)	$(19,375,595)
Net loss per share, basic and diluted (1)	($0.33)	$(0.16)	$(0.29)
Cash flow used in operations	($22,470,789)	($3,993,150)	($8,975,284)
Total cash costs (per gold equivalent	$355	-	-
ounce) – US$
Cash dividends declared	Nil	Nil	Nil
Total Assets	$835,241,538	$258,955,515	$210,348,878

(1)

Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive.

Review of Annual Financial Results:

The Company recorded revenues from mining operations of $72,824,863 (five month period ended December 31, 2005 - $Nil, year ended July 31, 2005 - $Nil) on gold sales of 67,477 ounces and silver sales of 1,888,324 ounces.  The Company considered 2006 a significant turning point for the Company, and is now positioned to be a significant mid-tier gold and silver producer in the industry.  The acquisition of Mexgold Resources Inc. in August, 2006 provided the Company with the two producing assets in historically proven districts in the geopolitically stable country of Mexico.  The production costs excluding amortization and depletion for the year ended December 31, 2006 were $43,017,011 (five month period ended December 31, 2005 - $Nil, year ended July 31, 2005 - $Nil), and have demonstrated a trend downward over the year on a non-GAAP cash cost per ounce basis.  The asset base of the Company has grown significantly from 2005, with total assets of $835,241,538 (December 31, 2005 - $258,955,515, July 31, 2005 - $210,348,878), and demonstrates the Company's commitment to growth for its shareholders through the acquisition of Mexgold Resources Inc. and continued development of the mines.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

____________________________________________

Continued...

Quarterly Financial Review

SELECTED QUARTERLY	FOR THE QUARTER ENDED
INFORMATION 2006 (2)
	Three months	Three months	Three	Three	Total
	ended	ended	months	months
	31-Mar-06	30-June-06	30-Sept-06	31-Dec-06
CDN$ unless otherwise stated

Revenue from mining operations	$2,088,038	$13,163,868	$18,448,372	$39,124,585	$72,824,863
Production costs	$3,634,615	$4,465,924	$14,235,584	$20,680,888	$43,017,011
Gold ounces sold	2,827	13,672	17,112	33,866	67,477
Silver ounces sold	62,629	251,155	435,554	1,138,986	1,888,324
Average realized gold price – US$	$560.58	$615.97	$604.42	$608.53	$606.99
Average realized silver price – US$	$10.50	$11.45	$11.88	$12.54	$12.18
Net loss	($5,410,149)	($2,445,745)	($16,945,886)	($3,890,600)	($28,692,380)
Net loss per share, basic and diluted	($0.07)	($0.03)	($0.18)	($0.05)	($0.33)
(1)
Cash used in operations	($9,009,603)	($2,031,526)	($18,300,816)	$6,871,156	($22,470,789)
Total cash costs (per gold	- (3)	$219	$502	$318	$355
equivalent ounce) - US$(2)(4)
Cash dividends declared	Nil	Nil	Nil	Nil	Nil

(1)

Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive.

(2)

Comparative information for 2005 is not presented as the Company commenced production in 2006.

(3)

The Company did not report cash costs in Q1

(4)

The exchange rate to calculate USD equivalent is CDN$1:00 = US$0.858 at December 31, 2006, CDN$1:00 = US$0.8979 at September 30, 2006, and CDN$1:00 = US$0.8931 at June 30, 2006 based on closing interbank rates.

Review of Fourth Quarter Financial Results:

The Company's net loss in the fourth quarter was $3,890,600 on revenue from mining operations of $39,124,585.  The Company recorded its best quarter to date in the fourth quarter of 2006 due in part to the acquisition of Mexgold Resources Inc., and the continued increase in production quarter over quarter from Ocampo.  The Company sold 33,866 ounces of gold and 1,138,986 ounces of silver in Q4, with total sales for the year amounting to 67,477 ounces of gold and 1,888,324 ounces of silver.  The Company's loss per share in Q4 was $0.05 per share.  The Company is also pleased with the drop in cash costs over Q3 2006.  The Company believes that cash costs can continue to decrease, and is focused on achieving its targeted cash cost below US$200 per gold equivalent ounce in 2007.  The Company expected to incur higher cash costs in Q4 as a result of the mill being commissioned, however the costs were in line with the Company's expectations.

The Company poured its first dore bar from Ocampo in February, 2006 and throughout each quarter has demonstrated a significant increase in production and revenue from mining operations.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

____________________________________________

Continued...

Results of Operations

Results of Operations – 2006	Ocampo -	El Cubo -
CDN$ unless otherwise stated	Mexico	Mexico	Corporate	Total

Revenue from mining operations	$53,527,140	$19,297,723	-	$72,824,863
Gold ounces sold	51,748	15,729	-	67,477
Silver ounces sold	1,302,807	585,517	-	1,888,324
Net earnings/(loss) before other items	$9,685,415	($4,115,650)	($29,646,946)	($24,077,181)
Production costs	$30,157,684	$12,859,327	-	$43,017,011
Refining costs	$388,632	$207,250		$595,882
Amortization and depletion	$11,061,961	$9,884,598	$318,226	$21,264,785
Total cash costs (per gold equivalent ounce) – US$(1)	$337	$408	-	$355

(1) Total cash cost per ounce is calculated by dividing production costs and refining costs over gold equivalent ounces.  Gold equivalent ounces is calculated using a ratio of silver to gold of 50:1.  The exchange rate to calculate USD equivalent is CDN$1:00 = US$0.858 based on closing interbank rate

Results of Operations – 2006
CDN$ unless otherwise stated
Ocampo - Mexico	Q1	Q2	Q3	Q4

Revenue from mining operations	$2,088,038	$13,163,868	$11,395,607	$26,879,627
Production costs	$3,634,615	$4,465,924	$9,158,177	$12,898,968
Refining costs		$68,124	$148,021	$172,487
Gold ounces sold	2,827	13,672	11,688	23,561
Silver ounces sold	62,629	251,155	252,158	736,865
Total cash costs (per gold equivalent ounce) – US$(1)(2)	-	$219	$502	$293

(1) Total cash cost per ounce is calculated by dividing production costs and refining costs over gold equivalent ounces.  Gold equivalent ounces is calculated using a ratio of silver to gold of 50:1.  The exchange rate to calculate USD equivalent is CDN$1:00 = US$0.858 at December 31, 2006, CDN$1:00 = US$0.8979 at September 30, 2006, and CDN$1:00 = US$0.8931 at June 30, 2006 based on closing interbank rates.

(2) The Company did not report cash costs in Q1-2006

Results of Operations – 2006			Aug 8, 2006
CDN$ unless otherwise stated	Q1(2)	Q2(2)	to Sept 30,	Q4
El Cubo - Mexico			2006(2)
Revenue from mining operations	-	-	$7,052,765	$12,244,958
Production costs	-	-	$5,077,409	$7,781,918
Refining costs	-	-	$74,562	$132,688
Gold ounces sold	-	-	5,424	10,305
Silver ounces sold	-	-	183,396	402,121
Total cash costs (per gold equivalent ounce) – US$(1)	-	-	$508	$370

(1) Total cash cost per ounce is calculated by dividing production costs and refining costs over gold equivalent ounces.  Gold equivalent ounces is calculated using a ratio of silver to gold of 50:1.  The exchange rate to calculate USD equivalent is C$1:00 = US$0.858 at December 31, 2006, C$1:00 = US$0.8979 at September 30, 2006 based on closing interbank rates.

(2) The Company acquired Mexgold Resources Inc. on August 8, 2006 and is reporting results from acquisition date to December 31, 2006.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

____________________________________________

Continued...

Operational Review

Ocampo Mine – Open Pit

2006
Operational Data – Open Pit	Q1	Q2	Q3	Q4	Total –
CDN$ unless otherwise stated					2006

Tonnes of ore mined	234,497	1,005,570	1,260,812	1,771,746	4,272,625
Underground tonnes placed on
heap leach pad	88,309	103,763	66,398	43,870	302,340
Total tonnes of ore processed	300,569	739,275	610,198	935,561	2,585,603
Waste to ore ratio	9.01:1	3.45:1	3.53:1	1.99:1	3.03:1
Average grade of gold	1.49	1.00	0.87	0.76	0.94
processed (grams per tonne)
Average grade of silver
processed (grams per tonne)	57.41	39.14	39.92	32.05	38.88
Gold ounces produced	2,827	13,672	11,376	15,233	43,108
Silver ounces produced	62,629	251,155	242,283	347,841	903,908
Gold ounces sold	2,827	13,672	11,376	14,601	42,476
Silver ounces sold	62,629	251,155	242,283	331,156	887,223

The Company commenced mining in the Open Pit in January, 2006.  During the year the Company mined 4,272,625 tonnes of ore, and 12,954,869 tonnes of waste, or a 3.03:1 strip ratio.  The Company has been reviewing optimization plans on grades and revenues, and during the year placed 302,340 tonnes of ore from the Underground mine on the heap leach pad.  The feasibility study did not review optimization plans for the heap leach or the mill, however the Company has been placing lower grade ore from the Underground on the heap leach pad.  The average grade of Underground ore placed on the heap leach pad was 1.92 g/t gold and 82.70 g/t silver.  The Company has also been directing mill grade ore from the Open Pit to be processed through its mill facilities in order to obtain higher recoveries.

The Company processed a total of 2,585,603 tonnes of ore to the heap leach pad.  The average grade of ore placed on the pad was 0.94 grams per tonne gold, and 38.88 grams per tonne silver.  The Company has experienced quicker leaching of the gold placed on the pad, with the silver taking slightly longer.  The Company maintains column tests on site, and the leach data indicates that silver continues to leach beyond the 140 day cycle.  The Company believes silver recoveries should reach predicted total recovery percentages, however will require additional leach time. The average ore at Ocampo will remain under leach for approximately 36 months.  The rainfall experienced in Q3 had an impact of slowing down the recovery times and impairing steady state on the heap leach pad, however this has since corrected itself over Q4 2006 and into Q1 2007.  The Company reviews the long term viability of processing this ore based on estimates of future gold and silver prices, and a reasonable estimate of processing costs and recoveries associated with the ore.  The Company has determined that $2,256,368 should be written off to production costs to adjust the ore in process to its estimated net realizable value, and has applied this in the fourth quarter.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

____________________________________________

Continued...

The Company will commence installing a fourth crusher in the circuit over the coming months.  The additional crusher will expand the capabilities of the crushing unit an additional 1,500 tonnes per day.  The Company made this decision early on since mining in the Open Pit has always exceeded the capabilities of the crushing facility.  The approximate capital costs associated with this project will be US$2.5 million.  This will allow the Company to consistently achieve production output of approximately 13,000-14,000 tonnes per day on the heap leach pad.

Mining cost per tonne of ore in 2006 was approximately 36% above Feasibility Study levels due primarily to higher costs for energy-related consumables, explosives, drill bits and hammers. The costs for consumables have increased considerably in the two years since the Feasibility Study was prepared.  The Company is budgeting US$1.00 per tonne for 2007.

Crushing and processing costs outlined in the Feasibility Study were US$1.82 per tonne.  The Company experienced a significant amount of repairs and modifications to the crushing units during the year, resulting in crushing costs of US$1.74 per tonne.  The units were purchased used, and through 2006 the Company's operations teams became more familiar with the units.  Major improvements in crusher throughput and productivity were realized in the latter half of the year. Crushed tonnes in the third quarter of 2006 dropped significantly due to the excessive rainfall experienced in Q3.  However, in Q4 the crushing operation was able to consistently achieve a targeted rate in excess of 10,000 tonnes of crushed ore per day.

Processing cost per tonne of ore in 2006 was US$1.86 cost per tonne. Processing costs include expenditures incurred with respect to the leach pad, gold recovery plant and refining activities. The expenditures on processing activities continue to be higher than Feasibility Study levels as a result of additional costs associated with using cement on the heap leach pad to assist with agglomeration.  The Company expects crushing and processing costs to be US$3.30 per tonne of ore.

The Company has 1,794,343 tonnes of low grade material in stockpile with average grades of 0.24 grams per tonne gold and 5 grams per tonne silver.  The Company reviews the long term viability of processing this ore based on estimates of future gold and silver prices, and a reasonable estimate of processing costs associated with the ore.  The Company has determined that $1,557,140 should be written off to production costs to adjust the stockpiled ore to its estimated net realizable value. This amount was recorded in the December 31, 2006 financial statements.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

____________________________________________

Continued...

Ocampo Mine - Underground

2006
Operational Data – Ocampo					Total –
Underground	Q1	Q2	Q3	Q4	2006

Tonnes of ore mined	136,174	148,212	102,132	85,103	471,621
Tonnes of ore processed	-	-	19,355	81,398	100,753
Average grade of gold
processed (grams per tonne)	-	-	1.60	4.31	3.79
Average grade of silver
processed (grams per tonne)	-	-	84.80	226.82	199.54
Gold ounces produced/in	-	-	304	11,482	11,786
process
Silver ounces produced/in	-	-	10,151	590,958	601,109
process
Gold ounces sold	-	-	-	9,272	9,272
Silver ounces sold	-	-	-	415,584	415,584

2006
Operational Data – Underground	2006

Mining cost per tonne– US$	$17.53
Processing cost per tonne – US$	$50.54

The Underground operations have continued to expand throughout the year.  The Company currently has in excess of 28 kilometres of underground tunneling complete, comprised of 40 stopes in various stages of development.  During the year, the Company extracted 471,621 tonnes of ore from the Underground.  The Company continues to carry a sufficient stockpile in order to feed in excess of one-month's capacity in the mill.  The Company had 70,348 tonnes of ore in stockpile at December 31, 2006.  Mining rates in 2007 continue at the rate of 45,000 tonnes per month, and the Company is projecting costs of US$18.00 per tonne in 2007.

The mill commenced its commissioning process in Q3 with the introduction of lower grade ore.  The Company continued to increase the rate of production and grades through Q4.  In the fourth quarter, the Company processed 81,398 tonnes of ore with an average grade of 4.31 g/t gold, and 226.82 g/t silver, or 8.85 gold equivalent grams per tonne.  The Company made some modifications to filter clothes in the latter part of Q4 which temporarily shut-down the mill production.  The mill has been providing feasibility study level recoveries of 96% on gold, and 93% on silver.  Overall costs in the mill are expected to come down significantly, and the Company is projecting US$21 per tonne of ore processed.  During commissioning, the mill had intermittent production which caused an increase in power consumption allocated to the mill.  The Company has also been using sodium metabisulfite to destruct cyanide, and is awaiting its operational permit for sulphur which will also reduce processing costs.  The shaft is nearing completion, and is expected to be commissioned in Q2 2007.  Once the shaft is completed, this will also reduce the costs by approximately US$1.00-$1.50 per tonne for haulage costs.

The Company is also in the process of expanding the current mill design.  The mill was engineered that it could produce 3,000 tonnes per day with the addition of three leach tanks, and a larger motor for the ball mill.  The Company plans to install a third tailings filter press in Q3 2007, which will allow the mill to produce 2,000 tonnes per day.  The Company has ordered the filter press and is finalizing the labour contract to commence this work.  The Company estimates the capital cost of the filter press to be US$2.0-2.5 million.  The Company will aggressively develop the underground operations over 2007 and 2008, and is targeting 3,000 tonnes per day of production in 2009.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

____________________________________________

Continued...

El Cubo Mine

Operational Data – El Cubo	Aug 8-	Q4	Total –
	Sept 30,		2006
	2006
Tonnes of ore mined and
processed	67,874	112,153	180,027
Average grade of gold
processed (grams per tonne)	3.21	2.98	3.07
Average grade of silver
processed (grams per tonne)	109.95	116.00	113.99
Recoveries – Au	88.65%	87.57%	88.11%
Recoveries – Ag	87.39%	87.39%	87.39%
Gold ounces produced and sold	5,424	10,305	15,729
Silver ounces produced and sold	183,396	402,121	585,517

2006	2006
Operational Data – El Cubo

Mining cost per tonne– US$	$44.69
Processing cost per tonne – US$	$20.72

During the fourth quarter of 2006, the Company produced 10,305 ounces of gold and 402,121 ounces of silver, or 18,347 gold equivalent ounces.  Revenues from mining operations during the fourth quarter totaled $12,244,958, and production costs totaled $7,781,919 bring year to date revenues from mining operations to $19,297,723 and production costs to $12,859,327.

Results from the El Cubo mine have been mixed.  The mine has faced several challenges related to weather causing power outages, however the Company has been working on a solution with the Comision Federal de Electricidad (CFE) who has agreed to provide the Company with a new 115kv line with complete lightning protection to eliminate this problem in the future.  During the fourth quarter, the Company processed lower grade material through the mill primarily related to the mine plan which impaired production based on internal targets of 7,000 gold equivalent ounces per month.  In the short term, the Company has compensated for lower grades by increasing the tons of material mined.

The long term focus has been on development of higher grade mineralization zones.  The Company has been investing funds in development and exploration activities, and in the fourth quarter advanced its exploration activities by completing 8,672 metres of underground and surface drilling.  There have been some positive developments, including some higher grade sections in the La Loca-Dolores area.  In January, 2007, the Company announced positive drill results from the El Cubo Mine, including Hole C-417 drilled on the La Loca structure returning grades of 72.74 grams per tonne gold and 703 grams per tonne silver over an interval of 2.5 metres.  The Company also announced a newly discovered offshoot of the Imaculada Vein; the Ciento Sententa Ocho Vein which represents a new exploration area of particular significance.  Initial exploration drilling on this structure has returned 8 intersections in 5 holes with a weighted average of 2.4 metres grading 10.81 grams per tonne gold and 753 grams per tonne silver.

The Company is also evaluating the economic impact of old ''rezagas'', defined as fill from older stopes.  Preliminary work has suggested that mineralization exists in the fill, and the Company is doing further work through sampling the areas.  In some areas, the Company has encountered samples up to 2.5 equivalent grams per tonne gold.  As part of the Las Torres agreement, the Company has a 2,200 tonne per day mill which is on care and maintenance and has recently begun processing ore from these areas through the mill.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

____________________________________________

Continued...

Expenses
	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

General and administrative	$32,024,366	$12,614,847	$20,131,038
Amortization and depletion	$21,264,785	$212,755	$175,345

General and administrative costs increased significantly from 2005 due to a charge of $17,879,591 related to stock based compensation (five month period ended December 31, 2005 - $6,598,970, July 31, 2005 - $13,974,680).

Amortization and depletion, which relates to mining activities increased to $21,264,785 for the year, compared to $212,755 for the five month period ended December 31, 2005 and $175,345 for the year ended July 31, 2005, primarily as a result of the increased mining activities and assets being commissioned during 2006.  The acquisition of Mexgold Resources Inc. and the resulting fair value allocation to those assets accounted for the increase as well.

Other Income (Expense)
	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

Interest on long term debt	($5,977,943)	($242,845)	-
Foreign exchange (loss)/gain	($1,697,560)	$672,524	$312,172
Gain/(loss) on equity investment	$571,062	$210,000	($1,226,000)
Interest and sundry	$890,192	$201,413	$1,423,576

Interest on long term debt increased to $5,977,943 in 2006 from $242,845 in 2005.  The Company secured the US$120 million credit facility with Scotia Capital and Societe Generale in October, 2005, and the resulting interest relates to the debt facility drawings during the year.

The Company's carrying value of its investment of 13,850,000 million shares in Mexgold Resources Inc. was increased by $372,804 due to its equity share of income for the period January 1, 2006 to August 7, 2006 to a carrying value of $18,568,804.  The investment in Mexgold Resources Inc. was eliminated on August 8, 2006 upon the acquisition of all the issued and outstanding common shares, options and warrants of Mexgold Resources Inc. in exchange for common shares, options and warrants of Gammon Lake Resources Inc.

The Company earned interest on short-term investments and sundry income of $890,192 (five month period ended December 31, 2005 - $201,413, July 31, 2005 - $1,423,576) during the year.  Sundry income related to Management Fees to Mexgold Resources Inc. to recover expenditures related to professional fees, travel and general and administrative costs up to the date of acquisition.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

____________________________________________

Continued...

Income taxes (recovery)

During the year ended December 31, 2006, the Company realized a future income tax recovery of $1,599,050 (five month period ended December 31, 2005 - $379,000, year ended July 31, 2005 - $421,040).  The Company has implemented tax planning initiatives resulting in the differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward, being more likely than not realized in the future.

Income taxes

The Company is reporting a future income tax expense of $1,598,643 for the three months ended December 31, 2006 and an income tax recovery of $1,599,050 for the twelve months ended December 31, 2006 (five month period ended December 31, 2005 - $379,000, year ended July 31, 2005 - $421,040).  The Company has sufficient loss carryforwards in Mexico and Canada which lower the effective tax rate to zero.  Future income tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantively enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized.

Non- GAAP Measure – Total Cash Cost per Gold ounce Calculation

The Company reports total cash costs on a sales basis.  This is a common performance measure but does not have any standardized meaning in the gold mining industry, and is a non-GAAP measure.  The Company follows the recommendations of the Gold Institute standard.  The Company believes, in addition to conventional measures prepared in accordance with GAAP, certain investors use such non-GAAP information to evaluate the Company's performance and ability to generate cash flow.  Accordingly, it is not intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mine to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics.  The following table provides a summary of total cash costs per ounce to the financial statements:

December 31, 2006

Production costs per financial statements	$43,017,011

Refining costs per financial statements	$595,882

$43,612,893

Divided by gold equivalent ounces sold	$105,243

Total cash cost per ounce – CDN $	$414

Total cash cost per ounce – US $	$355

•

Gold equivalent ounces are calculated using the ratio of 50:1

•

CDN$ to USD$ rate conversion = $1 CDN=$0.858 USD, based on December 31, 2006 Interbank closing rate

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

____________________________________________

Continued...

Liquidity

The Company has been taking measures to improve its liquidity situation.  During the fourth quarter of 2006, the Company commenced negotiations with Scotia Capital and Societe Generale to modify the existing debt facility.  The Company expects to be in a position that renegotiations will be completed by Q2 2007.  The Company has financed the majority of the capital costs for Ocampo with the debt facility.  The debt facility consists of a two-year revolving facility of US$32,500,000, and a three year non-revolving facility of US$87,500,000.  Interest is payable at Prime Rate plus 1.25% or in the case of US dollar advances, LIBOR + 2.25%.  The Company has met all of the conditions precedent under the facility, and as at December 31, 2006 had drawn US$113,800,000.  The Company believes that the robust economics of the Ocampo deposit will allow it to repay the debt facility over the next two to three years.  The results of operations for the year did result in negative working capital as a result of the aggressive repayment terms outlined in the debt facility, however the Company's projected cash flow in 2007 and beyond are expected to be sufficient in order to realize its current and long term debts and obligations, and working capital requirements.  The Company did report cash flow from operations for the fourth quarter 2006 of $6,871,156, which is positive to the Company.  The Company has substantially completed the Ocampo capital project, and expects the liquidity situation will improve dramatically in 2007. The Company has also been aggressively pursuing its value-added tax claims with the Mexican government.  The Company's balance of cash and cash equivalents as at December 31, 2006 was $4,747,815 (December 31, 2005 - $6,701,543, year ended July 31, 2005 - $35,400,349).  Investments are held in commercial paper discount notes with terms of less than 60 days.  The Company has long-term debt denominated in US dollars and some of the Company's receivables and payables are denominated in Mexican Pesos and US dollars.

A cash flow summary for the Company projected from January 1, 2007 to December 31, 2007 is set forth below:

(US$ millions)
	Project	Current
		2007 (F)

Projected revenue less total cash costs,
excluding amortization and depletion		131
Proceeds from exercise of options		25
Additional financing required		-
Projected capital expenditures	Ocampo Mine	(44)
Projected capital expenditures	El Cubo Mine	(10)
Net		102

(F) = Forecast, net of value added tax

Details of the Company's operating, financing and investing activities and long term debt agreement are provided below, and in conjunction with the financial statements and management discussion and analysis for the year ended December 31, 2006 and the five months ended December 31, 2005.  Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's exploration, development and construction programs on its mineral properties and its ability to obtain equity or other sources of financing.

Cash used in operations for the year ended December 31, 2006 was $22,470,789 (five months ended December 31, 2005 - $3,993,150 and year ended July 31, 2005 - $8,975,284).  The Company allocates current mining costs to ore in stockpiles and ore in process which results in an increase in the inventory values carried from previous years.  Cash provided by operations for the fourth quarter of 2006 was $6,871,156, which represents a positive trend for the Company.

Investing activities for the year ended December 31, 2006 used cash of $102,857,170 (five months ended December 31, 2005 - $66,644,285 and year ended July 31, 2005 - $74,851,117), and included expenditures of $120,409,276 (five months ended December 31, 2005 – $73,623,829, year ended July 31, 2005 - $66,043,615) related to mining interests, related deferred costs and the acquisition of capital assets.  The amounts reflect the construction activities and development of the mining property over 2006 and 2005 as the Company completed construction of the Ocampo project.

Financing activities for the year ended December 31, 2006 was $123,374,231 (five months ended December 31, 2005 - $41,938,629 and year ended July 31, 2005 - $106,205,810), and included borrowings of long term debt of $93,869,892 (five months ended December 31, 2005 - $34,977,000, year ended July 31, 2005 - $Nil).  The Company secured a US$120 million debt facility with Scotia Capital and Societe Generale in October, 2005 and has been drawing funds through 2005 and 2006 for the construction and operations of the Ocampo mine.  The Company also has received proceeds of $18,722,616 (five months ended December 31, 2005 - $7,111,838, year ended July 31, 2005 - $2,274,230) related to the exercise of stock options.  The Company has 12,756,677 options that are in-the-money as at December 31, 2006 that would inject $75,152,112 into the Company if exercised.

Project Development Review

Ocampo Mine

The Company will commence several capital projects in 2007 in order to increase production for 2008 and beyond.  A fourth crusher will be installed at the existing crushing unit which will increase the crushing rate to approximately 13,000-14,000 tonnes per day.  The estimated capital cost will approximate US$2.5 million.  The Company will also commence construction of phase two of its heap leach facilities.  The current heap leach pad can hold approximately 12,000,000 tonnes of ore.  The design and engineering for an additional 20 million tonnes of heap leach production have been completed, and the company has budgeted for US$10.5 million the expansion.  Additional push-back in the Picacho open pit will be performed in 2007.  The Company has secured a contractor to perform these activities, and the current pricing should have very little impact on the cost per tonne.  The Company has budgeted US$4.8 million for these activities in 2007 and US$5.0 million in 2008.  Sustaining capital for the Open Pit is approximately US$7.0 million.

The Company is installing a third tailings filter in the mill which will allow the Company to process 2,000 tonnes per day.  The estimated capital cost will approximate US$2.0-$2.5 million.

The Underground mine will continue to be developed, and the Company has budgeted 17,000 metres of additional development for a total estimated cost of US$8.5 million.  The main focus of development will be on the potential second underground mine at Ocampo beneath the existing Open Pit.  In 2003, the Company performed deep drilling beneath the Open Pit, some as deep as 300 metres below the depths of the ultimate pit.  The results were encouraging, however the Company ceased drilling on this area due to the high costs associated with these deep drill holes.  The Company now has a significant amount of data on the vein structures in the Open Pit, and has block modeled the veins to determine their lengths and widths. The Company has commenced driving a ramp, and is approximately 500 metres from intercepting the vein package below the open pit, and will be focused on the exploration and development in this area through 2007.

The shaft is nearing completion and the Company estimates that additional capital costs of US$1.5 million will be required to complete the shaft.

The Company has also committed US$8 million to a drill program for 2007, of which $5 million is for Ocampo and $3 million for El Cubo.

El Cubo Mine

The Company will be increasing the mill capacity at El Cubo from its existing 1,320 tonnes per day to 1,800 tonnes per day.  The Company expects this to be completed in Q4 2007, and will cost approximately US$1.6-$2.0 million.  The Company is reviewing the electrical upgrade, and the Comision Federal de Electricidad (CFE) has since agreed to provide the Company with a new 115kv line with complete lightning protection to eliminate some of the problems which occurred in Q3 2006.  The Company expects this cost to approximate US$2.4 million.  The Company is also upgrading some of the underground mining equipment, and expects this to approximate US$2.5 million.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

____________________________________________

Continued...

Guadalupe y Calvo

The Company has performed a limited amount of drilling at Guadalupe y Calvo, however will be developing a drill program for 2007.  To date, a total of 37 holes have been drilled, comprising approximately 10,000 metres of drilling.  Gold and silver grades from all drill holes to date with intercepts above 3.0 grams per tone cut off, average 4.22 grams per tonne gold and 437 grams per tonne silver, over an average interval of 2.1 metres.  The Guadalupe y Calvo project contains inferred resources of 1.08 million ounces of gold and 45.6 million ounces of silver.  This estimate is based on exploration work completed on the Rosario and Nankin structures and does address other mineralized structures on the property and potential for significant strike extensions that are known to be present within the project boundaries.

The Company believes that successful exploration results in the existing areas where exploration work has been performed could significantly enhance the overall project potential.

Long term debt agreement

A summary of the Company's financial commitments under its long term debt agreement with Soyopa are as follows:

Year
On or before February 16, 2007	US$ 3,500,000
On or before November 23, 2007	US$ 3,500,000

In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa the principal amount of US$1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due.  In the event the Company sells or transfers title to the concessions to a third party, the US$7,000,000 or the principal amount remaining, becomes due. The long term debt is secured by a first charge over certain mineral properties, and is non-interest bearing.

In October, 2005, May, 2006 and December, 2006 the Company secured a credit facility with Scotia Capital Inc and Societe Generale.  The facility is secured and consists of a two-year revolving facility of US$32,500,000, and a three-year non-revolving facility of US$87,500,000.  Interest is payable at prime rate plus 1.25% or in the case of US dollar advances, LIBOR + 2.25%.  The Company has met all of the conditions precedent under the facility, and as at December 31, 2006 had drawn US$113,800,000 (Cdn$132,611,140).  A summary of the Company's financial commitments under its long term debt agreement with Scotia Capital Inc. are as follows:

Year
2007	$65,418,166
2008	$45,317,222
2009	$22,982,306

The Company intends to fund these obligations from a combination of working capital, debt and/or equity financing and cash on hand.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

____________________________________________

Continued...

Contractual Obligations

A summary of the Company's contractual obligations is summarized as follows:

Contractual Obligations	Total	<1 year	1-3 years
Long term debt	$145,827,196	$75,427,744	$70,399,452
Interest on long term debt	$11,520,557	$7,516,915	$4,003,642
Capital leases	$6,364,475	$2,637,834	$3,726,641
Future purchase commitments	$Nil	$Nil	$Nil

The Company does not have any contractual obligations which extend beyond 3 years.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors.  The Company also pays a third party company related to a director for the provision of workers in our Mexican operations, and pays a mark-up of cost plus 12.5%. The total costs paid to the company for the provision of workers plus the mark-up of cost was:

	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

Management fees	$-	$150,737	$278,440
Mining interests & production costs	26,429,650	4,831,617	$4,392,431

	$26,429,650	$4,982,354	$4,670,871

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors.  The Company also pays a third party company related to a director for the provision of mine consumables. The company believes these costs are at fair market value. The total costs paid to the company for the provision of mine consumables was:

	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

Production costs	$3,450,322	$-	$-

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

____________________________________________

Continued...

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors.  The Company also pays a third party company related to a director for the provision and construction of production and support facilities. The Company believes these costs are at fair market value. The total costs paid to the company for the provision and construction of production and support facilities was:

	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

Capital Assets	$1,027,977	$-	$-

The amounts owing from related parties are recorded as a receivable and due from related companies on the balance sheet. Related party transactions for management, professional fees and mineral property exploration are recorded at fair market value.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

Commencing in 2004, the Company has retained mineral exploration and mining contracting services through a Company owned by a related party of a director of the Company.  For the year ended December 31, 2006 these non-arm's length mineral exploration expenditures totalled $26,429,650 (Five months ended December 31, 2005 - $4,831,617, year ended July 31, 2005 - $4,392,431).  These expenditures are recorded at fair value calculated at cost plus 12.5%.  The Company believes that this arrangement gives the Company better quality and control for mineral exploration and mining contracting services than it could otherwise receive through third party independent contractors.

During the year ended December 31, 2006 Gammon charged a management fee to Mexgold Resources Inc. to recover expenditures related to professional fees, travel, and general and administrative expenses.  The management fees were terminated on August 8, 2006 with the acquisition of Mexgold Resources Inc. by the Company.

Directors and officers of the Company are entitled to hold management incentive stock options.  The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Company's common shares by the persons who are primarily responsible for the management and profitable growth of the Company's business, as well as to provide an additional incentive for superior performance by such persons and attract and retain valued personnel.  The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company.  A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company's business and affairs.  The definition of consultant also includes an individual whose services are engaged through a personal holding company.  See also ''Results of Operations''.

Critical Accounting Estimates

Management is required to make estimates and assumptions in the preparation of financial statements in conformity with generally accepted accounting principles. A description of the Company's significant accounting policies can be found in note 2 of the Company's consolidated financial statements.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

____________________________________________

Continued...

Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation or reports that it files or submits under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2006 an evaluation was carried out for the first time, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as a result of a material weakness identified in Gammon Lake's internal controls over financial reporting as described below, disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

(b) Management's Report on Internal Control Over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Gammon Lake's internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP) and reconciled to US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

The Company acquired Mexgold Resources inc. during 2006 and management excluded from its assessment of the effectiveness of the Company's internal control over the financial reporting as of December 31, 2006, Mexgold Resources Inc.'s internal control over financial reporting associated with total assets of $453,262,506 and total revenues of $19,297,723 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2006.

As of December 31, 2006, management assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During this process, management identified a material weakness in internal control over financial reporting as described below.  A material weakness, as defined under standards established in the United States by the Public Company Accounting Oversight Board's (''PCAOB'') Auditing Standard No. 2, is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected.

The Company had insufficient accounting personnel to appropriately review and approve non-routine and complex transactions.  Specifically, this involved accounting for stock option expense and inventory valuation.  This did not result in material errors in Gammon Lake's 2006 consolidated financial statements.  However, this could have resulted in material adjustments to the financial statements and, as a result, there is a more than remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected.

Because of the material weakness described above, management has concluded that as of December 31, 2006, the Company's internal controls over financial reporting were not effective. Notwithstanding the above-mentioned weakness, management has concluded that the Consolidated Financial Statements included in this report fairly present the Company's consolidated financial position and the consolidated results of operations, as of and for the year ending December 31, 2006.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

____________________________________________

Continued...

Management's assessment of the effectiveness of the Company's internal control over financial reporting has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their report which is included herein.

(c)  Management's Remediation Plan

Gammon Lake has addressed and will continue to address these control deficiencies by adding accounting and finance personnel with the requisite skills, who are being trained in the Company's reporting procedures and controls.  The following are steps that the Company has taken and is taking to remedy the conditions leading to the above stated material weakness:

•

The Company has hired 2 Corporate Controllers to provide additional review and oversight to the Company's routine and non-routine accounting transactions;

•

The Company has engaged third party experts to provide additional support in the identification and accounting for non-routine transactions;

•

The Company plans to hire additional accounting personnel with strong technical accounting skills to meet the growing needs of the Company's operations and accounting requirements.

Cautionary Note to US Investors

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The term ''resources'' does not equate to the term ''reserves'', and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.  We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 2: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in the Annual Information Form (AIF). The Company's reporting currency is in Canadian dollars unless otherwise noted.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

____________________________________________

Continued...

Cautionary Statement regarding Forward-Looking Statements

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 10K Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon Lake.  In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver.  These factors are set out in the Company's annual information form.  The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.